

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2022

Christopher S. Hisey
Chief Executive Officer
QualTek Services Inc.
475 Sentry Parkway E, Suite 200
Blue Bell, PA 19422

>   **Re: QualTek Services Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 16, 2022**
>   **File No. 333-267477**

Dear Mr. Hisey:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Catherine De Lorenzo at 202-551-4079 or Ruairi Regan at 202-551-3269 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction

cc: Timothy Cruickshank, Esq.